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                                       -----------------------------------------
JUNE 2003                              KENMAR
                                       -----------------------------------------
SUMMARY                                GLOBAL
                                       -----------------------------------------
                                       TRUST
                                       -----------------------------------------
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Kenmar  Global  Trust (KGT) ended June down  -4.03%  primarily  due to losses in currencies, energies and metals. The Net Asset Value per unit of KGT was $113.90 as of June 30, 2003.

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Allocation of Assets to Advisors

                                      Jun 1 2003   Jul 1 2003
                                      ----------   ----------

                      Graham              31%          30%

                      Grinham             37%          37%

                      Transtrend          32%          33%

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The US equity market rally continued in June as bullish investors fed off upbeat economic news. Gains slightly eased at month-end when the Federal Reserve cut its target for short-term interest rates by a quarterpoint to 45-year lows, saying it's worried the US economy's recovery might stall. Elsewhere, equity markets tracked the US with European bourses marching up to multi-month highs. In Japan, the Nikkei powered through 9,000 and reached six-month highs. Gains were driven by foreign investors being attracted both by the low valuations of Japanese stocks, and cheered by signs the US economy - which Japan depends heavily on through its exports - may be recovering.

US bond prices vacillated in June before ending the month lower, as investors awaited the Federal Reserve's decision on short-term interest rates. The Fed's decision to cut interest rates accompanied by forecasts of further deflation, triggered a sell-off in the bond markets and sent yields soaring. European bond prices tracked those of the US for most of the month. Japanese Government Bonds experienced volatile price action throughout the month. By the end of June, the price of the 10yr JGB had fallen sharply in a wave of selling as Japan's big four city banks offloaded their holdings.

Currency markets experienced volatile price action during June with a series of central bank interest rate decisions and investors trying to second-guess the impact of each on the market. For the latter part of the month, the US dollar edged higher against the euro, the Japanese yen and the British pound after the Federal Reserve maintained its easing bias. The rate cut was seen as a compromise on the Federal Reserve's part as it tried to both support the recent equity market rally and at the same time keep bond yields low to boost any signs of economic recovery. In Britain, interest rates were left unchanged and mid-month the pound hit fresh 43-month highs against the greenback, only to fall back by month-end. The euro continued its slide against the dollar and the Swiss franc weakened after the Swiss National Bank cut its growth forecast for this year to zero in order to lessen the attractiveness of the traditional safe haven asset. In Japan, the yen ended the month lower. The currencies of Canada, Australia and New Zealand remained well-supported despite a quarter point rate cut in the latter and growing expectations of looming rate cuts in the former two.

In commodities, crude prices hit highs not seen since March, as reports that Iraqi oil exports might be slow to resume aggravated supply concerns in the market. Soon thereafter however, prices weakened on profit taking and inventory reports that showed a slight rise in stocks; crude prices ended the month higher overall. Natural gas prices swooned as they slid almost 10% mid-month after Federal Reserve Chairman Greenspan waved red flags before Congress about high natural gas prices. Gold ended the month lower as the precious metal continued to track the swings in the currency markets. In the grains, wheat prices weakened to six-week lows amid continuing harvesting pressures. Similarly, corn prices plunged to new lows.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,


/s/ Esther Eckerling Goodman

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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[KENMAR   For further information contact  Two American Lane    Tel 203.861.1025
LOGO]     Kenmar Securities, Inc.          PO Box 5150          Fax 203.552.1500
                                           Greenwich, CT 06831

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING JUNE 30, 2003


                           STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                        $657,018.98
Change in Unrealized Gain/(Loss)                                 ($1,518,760.75)
Gain/(Loss) on Other Investments                                      $5,033.30
Brokerage Commission                                               ($190,688.89)
                                                                 --------------
Total Trading Income                                             ($1,047,397.36)

EXPENSES
Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                        $38,588.32
Management Fees                                                           $0.00
Offering Fees                                                        $10,000.00
Incentive Fees                                                     ($168,572.45)
Other Expenses                                                            $0.00
                                                                 --------------
Total Expenses                                                     ($116,650.80)

INTEREST INCOME                                                       $8,165.37

NET INCOME(LOSS) FROM THE PERIOD                                   ($922,581.19)
                                                                 ==============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                   $22,882,035.54
Addition                                $580,712.35
Withdrawal                              ($88,916.90)
Net Income/(Loss)                      ($922,581.19)
                                     --------------
Month End                            $22,451,249.81

Month End NAV Per Unit                      $113.90

Monthly Rate of Return                        -4.03%
Year to Date Rate of Return                    2.82%


                    To the best of our knowledge and belief,
                the information above is accurate and complete:


Kenneth A. Shewer, Chairman                           Marc S. Goodman, President




                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust